                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO___________)*

                      Infinity Financial Technology, Inc.
               -------------------------------------------------
                                (Name of Issuer)

                   Common Stock, $0.001 Par Value Per Share
               -------------------------------------------------
                        (Title of Class of Securities)

                                   456921105
                       ---------------------------------
                                 (CUSIP Number)

                            Lawrence A. Gross, Esq.
                           SunGard Data Systems Inc.
                      1285 Drummers Lane, Wayne, PA 19087
                                 (610) 341-8700
       ----------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 October 17,  1997
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No.  456921105
          -----------

                                       1.

1    NAME OF REPORTING PERSON

     SunGard Data Systems Inc.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     51-0267091

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a) [_]          (b) [_]

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3    SEC USE ONLY


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4    SOURCE OF FUNDS

     OO

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e) [_]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Delaware

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 NUMBER OF         7  SOLE VOTING POWER
 SHARES               -0-
 BENEFICIALLY
 OWNED BY          8  SHARED VOTING POWER
 EACH                 9,117,521
 REPORTING
 PERSON            9  SOLE DISPOSITIVE POWER
                      -0-

                  10  SHARED DISPOSITIVE POWER
                      -0-

-------------------------------------------------------------------------------

                                       2.

-------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,117,521 shares

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

     [_]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     46.8%

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14   TYPE OF REPORTING PERSON

     CO

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     Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by SunGard Data Systems Inc. that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

                                       3.

ITEM 1.   SECURITY AND ISSUER

     This statement on Schedule 13D relates to the Common Stock, $0.001 par value per share (the "Infinity Common Stock"), of Infinity Financial Technology,
Inc., a Delaware corporation ("Infinity").   The principal executive offices of
Infinity are located at 640 Clyde Court, Mountain View, California 94043.

ITEM 2.   IDENTITY AND BACKGROUND

     (a) The name of the person filing this statement is SunGard Data Systems Inc., a Delaware corporation ("SunGard"). SunGard is in the business of computer services and application software. SunGard is a specialized provider of proprietary investment support systems, comprehensive computer disaster recovery services and healthcare information systems.

     (b) The address of the principal office and principal business of SunGard is 1285 Drummers Lane, Wayne, Pennsylvania 19087.

     (c) Set forth in Schedule I to this Schedule 13D is the name and present principal occupation or employment of each of SunGard's executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted.

     (d) During the past five years, neither SunGard nor, to SunGard's knowledge, any person named in Schedule I to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, neither SunGard nor, to SunGard's knowledge, any person named in Schedule I to this Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the directors and executive officers of SunGard named in
Schedule I to this Schedule 13D are citizens of the United States, except for Mr. Conde, who is a citizen of Chile.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     To facilitate the consummation of the Merger (as defined in Item 4 below), certain stockholders of Infinity have entered into Voting Agreements with SunGard as described in Item 4.

ITEM 4.   PURPOSE OF TRANSACTION

     (a) - (b) Pursuant to an Agreement and Plan of Merger and Reorganization dated as of October 17, 1997 (the "Reorganization Agreement"), among SunGard, Information Data Inc., a Delaware corporation and wholly-owned subsidiary of SunGard ("Merger Sub"), and Infinity, and subject to the conditions set forth therein (including the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the approval of the Merger by the stockholders of Infinity), Merger Sub will be merged with and into Infinity (the "Merger"), Infinity will become a wholly-owned

                                       4.

subsidiary of SunGard and each share of Infinity Common Stock will be converted into the right to receive 0.68 of a share of SunGard Common Stock, $.01 par value per share ("SunGard Common Stock"). In addition, SunGard will assume outstanding options exercisable for Infinity Common Stock on the terms set forth in Section 5.4 of the Reorganization Agreement.

     The consummation of the Merger is subject to the satisfaction or waiver of closing conditions for the benefit of SunGard and closing conditions for the benefit of Infinity, as set forth in Sections 6 and 7 of the Reorganization Agreement.

     The description contained in this Item 4 of the transactions contemplated by the Reorganization Agreement is qualified in its entirety by reference to the full text of the Reorganization Agreement, a copy of which is attached to this
Schedule 13D as Exhibit 99.1.

     As an inducement to SunGard to enter into the Reorganization Agreement, each of Terry H. Carlitz, James Dorrian, Till M. Guldimann, Roger A. Lang, Jr., Michael A. Laven, Douglas M. Leone, John C. Lewis, Sequoia Capital Growth Fund and Sequoia Technology Partners III (individually, a "Voting Agreement Stockholder" and, collectively, the "Voting Agreement Stockholders") has entered into a Voting Agreement dated as of October 17, 1997 (individually, a "Voting Agreement" and, collectively, the "Voting Agreements") with SunGard. The number of shares of Infinity Common Stock beneficially owned by each of the Voting Agreement Stockholders is set forth on Schedule II to this Schedule 13D. Pursuant to Section 3.1 of the Voting Agreements, the Voting Agreement Stockholders have agreed to vote the shares of Infinity Common Stock owned by them in favor of the Merger, the execution and delivery by Infinity of the Reorganization Agreement and the adoption and approval of the terms thereof, and in favor of each of the other actions contemplated by the Reorganization Agreement and any action required in furtherance thereof.

     The Voting Agreement Stockholders have also executed and delivered to SunGard irrevocable proxies granting SunGard the authority to vote the shares of Infinity Common Stock owned by the Voting Agreement Stockholders with respect to
the matters described above.   SunGard did not pay any additional consideration
to any Voting Agreement Stockholder in connection with the execution and delivery of his or its Voting Agreement or his or its irrevocable proxy. The Voting Agreement Stockholders retain the right to vote their Infinity Common Stock in their discretion with respect to matters other than those identified in the Voting Agreements. The description contained in this Item 4 of the transactions contemplated by the Voting Agreements is qualified in its entirety by reference to the full text of the form of Voting Agreement, a copy of which is attached to this Schedule 13D as Exhibit 99.2.

     Also in connection with the Reorganization Agreement, each of the Voting Agreement Stockholders (each an "Affiliate") entered into an Affiliate Agreement with SunGard, dated as of October 17, 1997 (individually, an "Affiliate Agreement" and collectively, the "Affiliate Agreements"). Pursuant to Section 3(a) thereof, each Affiliate has agreed that, during the period from the date 30 days prior to the date of consummation of the Merger through the date on which financial results covering at least 30 days of post-Merger combined operations of SunGard and Infinity have been published by SunGard (within the meaning of the applicable "pooling of interests" accounting requirements): (i) such Affiliate will not sell, transfer or otherwise dispose of, or reduce such Affiliate's interest in or risk relating to, (A) any capital stock of Infinity (including any additional shares of capital stock of Infinity acquired by such Affiliate, whether upon exercise of a stock option or otherwise), except pursuant to and upon consummation of the Merger, or (B) any option or other right to purchase any shares of capital stock of Infinity, except pursuant to and upon consummation

                                       5.

of the Merger; and (ii) such Affiliate will not sell, transfer or otherwise dispose of, or reduce such Affiliate's interest in or risk relating to, (A) any shares of capital stock of SunGard (including without limitation any additional shares of capital stock of SunGard acquired by such Affiliate, whether upon exercise of a stock option or otherwise), or (B) any option or other right to purchase any shares of capital stock of SunGard. The Affiliates have also agreed, pursuant to Section 3 of the Affiliate Agreements, not to transfer any SunGard Common Stock received in the Merger, except as permitted by the Affiliate Agreements. The description contained in this Item 4 of the transactions contemplated by the Affiliate Agreements is qualified in its entirety by reference to the full text of the form of Affiliate Agreement, a copy of which is attached to this Schedule 13D as Exhibit 99.3.

     (c)  Not applicable.

     (d) If the Merger is consummated, Infinity will become a wholly-owned subsidiary of SunGard and SunGard will subsequently determine the size and membership of the Board of Directors of Infinity and the officers of Infinity.

     (e) None, other than a change in the number of outstanding shares of Infinity Common Stock as contemplated by the Reorganization Agreement.

     (f) Upon consummation of the Merger, Infinity will become a wholly-owned subsidiary of SunGard.

     (g) Upon consummation of the Merger, the Certificate of Incorporation of Infinity will be amended and restated in a form satisfactory to SunGard.

     (h) Upon consummation of the Merger, the Infinity Common Stock will cease to be quoted on any quotation system or exchange.

     (i) Upon consummation of the Merger, the Infinity Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

     (j) Other than as described above, SunGard currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although SunGard reserves the right to develop such plans).

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) - (b) As a result of the Voting Agreements, SunGard has shared power to vote an aggregate of 9,117,521 shares of Infinity Common Stock for the limited purposes described in Item 4 above. Such shares constitute approximately 46.8% of the issued and outstanding shares of Infinity Common Stock as of October 17, 1997.

     To SunGard's knowledge, no shares of Infinity Common Stock are beneficially owned by any of the persons named in Schedule I to this Schedule 13D, except for such beneficial ownership, if any, arising solely from the Voting Agreements.

                                       6.

     Set forth in Schedule III to this Schedule 13D is the name and present principal occupation or employment of each person with whom SunGard shares the power to vote or to direct the vote or to dispose or direct the disposition of Infinity Common Stock.

     During the past five years, to SunGard's knowledge, no person named in
Schedule III to this Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the past five years, to SunGard's knowledge, no person named in
Schedule III to this Schedule 13D was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

     To SunGard's knowledge, all persons named in Schedule III to this Schedule 13D are citizens of the United States, except for Till M. Guldimann, who is a citizen of Switzerland.

     (c) Neither SunGard, nor, to SunGard's knowledge, any person named in
Schedule III to this Schedule 13D, has effected any transaction in Infinity Common Stock during the past 60 days, except as disclosed herein.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Other than as described in Item 4 above, to SunGard's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Infinity, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                                       7.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

-------------------------------------------------------------------------------
EXHIBIT NO.                          DESCRIPTION
-------------------------------------------------------------------------------

       99.1 Agreement and Plan of Merger and Reorganization dated as of October 17, 1997, by and among SunGard Data Systems Inc., a Delaware corporation, Information Data Inc., a Delaware corporation, and Infinity Financial Technology, Inc., a Delaware corporation

-------------------------------------------------------------------------------

       99.2 Form of Voting Agreement dated as of October 17, 1997, a substantially similar version of which has been executed by SunGard Data Systems Inc., a Delaware corporation, and each of Terry H. Carlitz, James Dorrian, Till M. Guldimann, Roger A. Lang, Jr., Michael A. Laven, Douglas M. Leone, John C. Lewis, Sequoia Capital Growth Fund and Sequoia Technology Partners III

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       99.3  Form of Affiliate Agreement dated as of October 17, 1997, a substantially similar version of which has been executed by each of Terry H. Carlitz, James Dorrian, Till M. Guldimann, Roger A. Lang, Jr., Michael A. Laven, Douglas M. Leone, John C. Lewis, Sequoia Capital Growth Fund, and Sequoia Technology Partners III

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                                       8.

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  October 27, 1997                  SUNGARD DATA SYSTEMS INC.



                                         By: /s/ Michael J. Ruane
                                             ----------------------------
                                              Michael J. Ruane
                                              Vice President-Finance
                                              and Chief Financial Officer

                                       9.

                                   SCHEDULE I

              EXECUTIVE OFFICERS AND EMPLOYEE DIRECTORS OF SUNGARD

-------------------------------------------------------------------------------
       NAME                     PRINCIPAL OCCUPATION OR EMPLOYMENT
-------------------------------------------------------------------------------
James L. Mann            Director, Chairman of the Board, President and Chief
                         Executive Officer, SunGard Data Systems Inc.
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Kenneth R. Adams         Chief Executive Officer, SunGard Healthcare Information
                         Systems Group
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Bruce H. Battjer         Chief Executive Officer, SunGard Computer Services
                         Group
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Andrew P. Bronstein      Vice President and Controller, SunGard Data Systems
                         Inc.
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Cristobal I. Conde       Chief Executive Officer, SunGard Trading Systems Group
-------------------------------------------------------------------------------
Philip L. Dowd           Chief Executive Officer, SunGard Trust and
                         Shareholder Systems Group
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Lawrence A. Gross        Vice President and General Counsel, SunGard Data
                         Systems Inc.
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Michael F. Mulholland    Chief Executive Officer, SunGard Recovery Services
                         Group
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Michael K. Muratore      Chief Executive Officer, SunGard Financial Systems
                         Group
-------------------------------------------------------------------------------
Donna J. Pedrick         Vice President-Human Resources, SunGard Data Systems
                         Inc.
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Michael J. Ruane         Chief Financial Officer and Vice President-Finance,
                         SunGard Data Systems Inc.
-------------------------------------------------------------------------------
Richard C. Tarbox        Vice President-Corporate Development, SunGard Data
                         Systems Inc.
-------------------------------------------------------------------------------

All individuals named in the above table are employed by SunGard Data Systems Inc., or an affiliate of SunGard Data Systems Inc. The address of SunGard's principal executive office is 1285 Drummers Lane, Wayne, Pennsylvania 19087.

                                      10.

                       NON-EMPLOYEE DIRECTORS OF SUNGARD

-------------------------------------------------------------------------------------
                          PRINCIPAL OCCUPATION    NAME AND ADDRESS OF CORPORATION OR
          NAME               OR EMPLOYMENT       OTHER ORGANIZATION IN WHICH EMPLOYED
-------------------------------------------------------------------------------------
Gregory S. Bentley            President and      Bentley Systems, Inc.
                          Chairman of the Board  690 Pennsylvania Drive
                                                 Exton, PA 19341-1136
-------------------------------------------------------------------------------------
Michael C. Brooks           Managing Partner     J.H Whitney & Co.
                                                 177 Broad Street, 15th Street
                                                 Stamford, CT 06901
-------------------------------------------------------------------------------------
Albert A. Eisenstat          General Partner     Discovery Ventures, LLC
                                                 Building 1, Suite 210
                                                 3000 Sand Hill Road
                                                 Menlo Park, CA 94025
-------------------------------------------------------------------------------------
Bernard Goldstein               Director         Broadview Associates LLC
                                                 One Bridge Plaza, Suite 500
                                                 Fort Lee, NJ 07024
-------------------------------------------------------------------------------------
Michael Roth                   Of Counsel        Rosenman & Colin LLP
                                                 575 Madison Avenue
                                                 New York, NY 10022
-------------------------------------------------------------------------------------
Malcolm I. Ruddock              Treasurer        Sun Company, Inc.
                                                 Ten Penn Center, 27th Floor
                                                 1801 Market Street
                                                 Philadelphia, PA 19103
-------------------------------------------------------------------------------------
Lawrence J. Schoenberg     Director of Public    415 L'Ambiance Drive, Apt. 708
                               Companies         Longboat Key, FL 34228
--------------------------------------------------------------------------------------

                                      11.

                                  SCHEDULE II

-----------------------------------------------------------------------------------------
                         NUMBER OF SHARES OF INFINITY         PERCENTAGE OF OUTSTANDING
 VOTING AGREEMENT          COMMON STOCK BENEFICIALLY          SHARES OF INFINITY COMMON
    STOCKHOLDER                      OWNED                   STOCK AS OF OCTOBER 17, 1997
-----------------------------------------------------------------------------------------
Terry H. Carlitz                            214,999                            1.1%
-----------------------------------------------------------------------------------------
James Dorrian                                23,690                            0.1%
-----------------------------------------------------------------------------------------
Till M. Guldimann                           912,499                            4.7%
-----------------------------------------------------------------------------------------
Roger A. Lang, Jr.                        4,898,000                           25.4%
-----------------------------------------------------------------------------------------
Michael A. Laven                             94,999                            0.5%
-----------------------------------------------------------------------------------------
Douglas M. Leone                             50,000                            0.3%
-----------------------------------------------------------------------------------------
John C. Lewis                               140,000                            0.7%
-----------------------------------------------------------------------------------------
Sequoia Capital Growth
 Fund                                     2,616,334                           13.6%
-----------------------------------------------------------------------------------------
Sequoia Technology                          167,000                            0.9%
 Partners III
------------------------------------------------------------------------------------------

                                  SCHEDULE III

------------------------------------------------------------------------------------------
VOTING AGREEMENT
  STOCKHOLDER                             PRINCIPAL OCCUPATION OR EMPLOYMENT
------------------------------------------------------------------------------------------
Terry H. Carlitz               Chief Financial Officer and Vice President, Finance,
                               Infinity Financial Technology, Inc.
------------------------------------------------------------------------------------------
James Dorrian                  Director, Infinity Financial Technology, Inc.
------------------------------------------------------------------------------------------
Till M. Guldimann              Executive Vice President and Director, Infinity Financial
                               Technology, Inc.
------------------------------------------------------------------------------------------
Roger A. Lang, Jr.             Chief Executive Officer, Infinity Financial Technology, Inc.
------------------------------------------------------------------------------------------
Michael A. Laven               President and Chief Operating Officer, Infinity Financial
                               Technology, Inc.
------------------------------------------------------------------------------------------
Douglas M. Leone               Director, Infinity Financial Technology, Inc. and General
                               Partner of Sequoia Capital Growth Fund and Sequoia
                               Technology Partners III
------------------------------------------------------------------------------------------
John C. Lewis                  Director, Infinity Financial Technology, Inc.
------------------------------------------------------------------------------------------
Sequoia Capital Growth Fund
------------------------------------------------------------------------------------------
Sequoia Technology
  Partners III
------------------------------------------------------------------------------------------

                                      12.

All individuals named in the above table are employed at Infinity Financial Technology, Inc., 640 Clyde Court, Mountain View, California 94043 except for
(1) Sequoia Capital Growth Fund and Sequoia Technology Partners III, which are investors in Infinity and each of whose addresses is c/o Sequoia Capital, 3000 Sand Hill Road, Menlo Park, CA 94025 and (2) Douglas M. Leone, who is the General Partner of each of Sequoia Capital Growth Fund and Sequoia Technology Partners III and whose address is the same as Sequoia Capital Growth Fund and Sequoia Technology Partners III.

                                      13.

                                 EXHIBIT INDEX

-------------------------------------------------------------------------------------------------
                                                                                     SEQUENTIALLY
                                                                                      NUMBERED
EXHIBIT NO.                               DESCRIPTION                                   PAGE
-------------------------------------------------------------------------------------------------

       99.1  Agreement and Plan of Merger and Reorganization dated as of
             October 17, 1997, by and among SunGard Data Systems Inc., a
             Delaware corporation, Information Data Inc., a Delaware
             corporation, and Infinity Financial Technology, Inc., a Delaware
             corporation
-------------------------------------------------------------------------------------------------
       99.2  Form of Voting Agreement dated as of October 17, 1997, a substantially similar version of which has been executed by SunGard
             Data Systems Inc., a Delaware corporation, and each of Terry H.
             Carlitz, James Dorrian, Till M. Guldimann, Roger A. Lang, Jr.,
             Michael A. Laven, Douglas M. Leone, John C. Lewis, Sequoia
             Capital Growth Fund and Sequoia Technology Partners III
-------------------------------------------------------------------------------------------------
       99.3  Form of Affiliate Agreement dated as of October 17, 1997, a substantially similar version of which has been executed by each of
             Terry H. Carlitz, James Dorrian, Till M. Guldimann, Roger A. Lang,
             Jr., Michael A. Laven, Douglas M. Leone, John C. Lewis, Sequoia
             Capital Growth Fund and Sequoia Technology Partners III
-------------------------------------------------------------------------------------------------

                                      14.